Exhibit 77C  Laudus Trust

A Special Meeting of Shareholders of Laudus Trust and each of the Laudus Mondrian Funds (as noted in the table below) was held on October 5, 2011, for the purpose of seeking shareholder approval of the following proposal: to approve new subadvisory agreement between Charles Schwab Investment Management, Inc. and Mondrian Investment Partners Limited with respect to each Fund. The number of votes necessary to conduct the Special
Meeting and approve the proposal was obtained. The results of the votes of shareholders are listed below:

Laudus Trust
Fund
For
Against
Abstain
Laudus Mondrian International Equity Fund
15,204,473.547
68.250
1,694.000
Laudus Mondrian Global Equity Fund
527,171.728
0
0
Laudus Mondrian Emerging Markets Fund
15,359,936.740
5,380.679
8,162.260
Laudus Mondrian International Fixed Income Fund
58,155,285.377
53,034.629
60,336.941